[Letterhead of South State Corporation]

September 16, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Joshua Dilk

Re:                                   South State Corporation

Registration Statement on Form S-4

File No. 333-213225

Request for Acceleration

Dear Mr. Dilk:

Reference is made to the Registration Statement on Form S-4 (File No. 333-213225) (the “Registration Statement”) filed by South State Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on August 19, 2016, as amended on September 15, 2016.

The Company hereby requests the Registration Statement be made effective at 12:00 p.m. New York City time on September 19, 2016, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

In connection with this request, the Company hereby acknowledges the following:

•                  should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 or MMGuest@wlrk.com.

Very truly yours,

SOUTH STATE CORPORATION

By:	/s/ John C. Pollok
Name:	John C. Pollok
Title:	Senior Executive Vice President, Chief Financial Officer and Chief Operating Officer

cc:                                Wachtell, Lipton, Rosen & Katz

Matthew M. Guest

South State Corporation

Robert R. Hill, Jr., President and Chief Executive Officer and Director